[Letterhead of Lighting Science Group Corporation]

April 11, 2007

Via EDGAR and Facsimile (202.504.2474 or 703.914.4240)

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Registration Statement on Form SB-2 (Registration No. 333-142018)

Ladies and Gentlemen:

Pursuant to Rule 473 of the Securities Act of 1933, as amended, Lighting Science Group Corporation (the “Company”) hereby amends the Registration Statement on Form SB-2 (Registration No. 333-142018) filed by the Company on April 11, 2007 to set forth the following language on the facing page of the Registration Statement following the calculation of the registration fee:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

If you have any questions or comments with respect to this delaying amendment or the subject filing, please contact Greg Samuel (214.651.5645) at Haynes and Boone, LLP.

Very truly yours,

Lighting Science Group Corporation

By: _/s/ Stephen A. Hamilton
Name: Stephen A. Hamilton
Title: Chief Financial Officer and Principal Accounting Officer